
03057680

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	**0001102913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 14, 2003, Series 2003-AR2	**333-103335**

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL PROCESSING
RECEIVED
MAY 15 2003
WASH. D.C.
184
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 14, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By: ______________________

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.


AMERIQUEST
MORTGAGE
COMPANY

$526,542,000 *(Approximate)*

Ameriquest Mortgage Securities Inc.
Asset Backed Certificates, Series 2003-AR2

Offered Classes: A-3, A-4, M-1, M-2 and M-3

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)

Banc of America Securities 

Deutsche Bank

May 2003

TERM SHEET DATED May 5, 2003

Ameriquest Mortgage Securities, Inc.
Asset-Backed Pass-Through Certificates, Series 2003-AR2
$526,542,000 *(Approximate)*

Structure Overview (to Call/Maturity)

Class	*Expected* Approximate Size [1]	Interest Type	Principal Type	*Expected* WAL (yrs) *Call/Mat*	*Expected* Principal Window (mos) *Call/Mat*	*Expected* Last Scheduled Distribution Date[2]	*Expected* Ratings Fitch	Moody's	S&P
A-1	348,141,000	Float				Not Offered			
A-2	100,317,000	Float				Not Offered			
A-3	8,709,000	Float	Sen/Mez	2.72 / 2.97	1-90 / 1-204	05/25/2020	AAA	Aaa	AAA
A-4	387,833,000	Float	Sen	2.72 / 2.97	1-90 / 1-205	06/25/2020	AAA	Aaa	AAA
M-1	55,000,000	Float	Mezz	5.08 / 5.60	39-90 / 39-161	10/25/2016	AA	Aa2	AA+
M-2	47,500,000	Float	Mezz	5.05 / 5.48	38-90 / 38-143	4/25/2015	A	A2	A
M-3	27,500,000	Float	Mezz	5.03 / 5.24	37-90 / 37-118	3/25/2013	BBB	Baa1	BBB
M-4	12,500,000	Float				Not Offered			

(1) The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.

(2) The Expected Last Scheduled Distribution Date is the date the Certificates are paid in full assuming the Pricing Speed to Maturity.

Structure

- The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 and the A-3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class A-4 Certificates are backed primarily by the cash flow from the Group III Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3 and Class M-4 Certificates are backed by the cash flows from the Group I Mortgage Loans, the Group II Mortgage Loans and the Group III Mortgage Loans.
- The Class M-1, Class M-2, Class M-3 and Class M-4 Certificates will not receive principal payments prior to the Stepdown Date.
- The Certificates will be subject to Net WAC Caps as described herein.
- After the Optional Termination Date, the margins on the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates will double. The margins on the Mezzanine Certificates will be 1.5 times the initial margin.

Pricing Speed

Fixed-rate Mortgage Loans	**100% PPC**: prepayments start at 4% CPR in month one, increase by approximately 1.7273% each month to 23% CPR in month twelve and remain at 23% CPR thereafter.
Adjustable-rate Mortgage Loans	**27% CPR**

Mortgage Insurance Policy

As of the Cut-off Date, approximately 54.34% of the Mortgage Loans will be covered by mortgage insurance, subject to certain carve-outs, down to 60% of the value of the related mortgaged property by Radian Mortgage Insurance ("Radian") (the "PMI Policy"). 56.75% of the Mortgage Loans with loan-to-value ratios greater than 60% are covered. As of the Cut-off date, the MI adjusted LTV is approximately 70.03%.



Contacts

Banc of America Securities LLC

Mortgage Trading/Syndicate Tel: (704) 388-1597
Fax: (704) 335-5904

Chris Hentemann	chris.c.hentemann@bankofamerica.com
Rob Karr	robert.h.karr@bankofamerica.com
Patrick Beranek	patrick.beranek@bankofamerica.com
Jeff Willoughby	jeff.t.willoughby@bankofamerica.com

Global ABS Group Fax: (704) 388-9668

Dan Stercay	Tel: (704) 388-8686 daniel.j.stercay@bankofamerica.com
Kirk Meyers	Tel: (704) 388-3148 kirk.b.meyers@bankofamerica.com
Michael Tri	Tel: (704) 388-8786 michael.l.tri@bankofamerica.com
Shaun Ahmad	Tel: (704) 387-2658 shaun.ahmad@bankofamerica.com
Pinar Kip	Tel: (704) 387-1852 pinar.kip@bankofamerica.com

Rating Agencies

Nicolas Vassalli – Moody's	Tel: (212) 553-0323 nicolas.vasalli@moodys.com
Quincy Tang – Fitch	Tel: (212) 908-0693 quincy.tang@fitchratings.com
Linda Wu – S&P	Tel: (212) 438-1567 linda_wu@standardandpoors.com

Summary of Important Dates

Deal Information

Expected Pricing	[05/7/2003]
Expected Settlement	05/14/2003
First Distribution	06/25/2003
Expected Stepdown	06/25/2006

Collateral Information

Cut-off Date	05/01/2003
Next Payment	06/01/2003
Due Period	2nd to the 1st per month

Bond Information

Class	Dated Date	Initial Accrual Days	Accrual Method	Delay Days	*Expected* Last Distribution Date*	REMIC Maturity Date **
A-3	05/14/2003	0	Act/360	0	05/25/2020	05/25/2033
A-4	05/14/2003	0	Act/360	0	06/25/2020	05/25/2033
M-1	05/14/2003	0	Act/360	0	10/25/2016	05/25/2033
M-2	05/14/2003	0	Act/360	0	4/25/2015	05/25/2033
M-3	05/14/2003	0	Act/360	0	3/25/2013	05/25/2033

* The Expected Last Scheduled Distribution Date is the date the Certificates are paid in full assuming the Pricing Speed to Maturity.

** The REMIC Maturity Date is the Distribution Date following the maturity date for the Mortgage Loan with the latest possible maturity.

Summary of Terms

Offered Certificates:	The Class A-3, Class A-4, Class M-1, Class M-2 and Class M-3 Certificates.
Non-Offered Certificates:	The Class A-1, Class A-2 and Class M-4 Certificates (together with the Offered Certificates the "Certificates").
Mortgage Loans:	As of May 1, 2003, the Mortgage Loans will consist of approximately 5,315 adjustable-rate and fixed-rate, first lien, closed-end, mortgage loans with LTVs at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,000,000,549 as of the Cut-off Date (the "Cut-off Date Principal Balance"). The Mortgage Loans will be separated into three groups. The Group I Mortgage Loans will represent approximately 2,275 adjustable-rate and fixed-rate mortgage loans, with principal balances that conform to Freddie Mac guidelines, totaling $412,001,578. The Group II Mortgage Loans will represent approximately 740 adjustable-rate and fixed-rate mortgage loans, with principal balances that conform to Fannie Mae guidelines, totaling $129,025,817. The Group III Mortgage Loans will represent approximately 2,300 adjustable-rate and fixed-rate mortgage loans, with principal balances that may or may not conform to Freddie Mac guidelines, totaling $458,973,154. For collateral statistics please see the "Description of the Collateral" below.
Class A Certificates:	Class A-1, Class A-2, Class A-3 and Class A-4 Certificates
Mezzanine Certificates:	Class M-1, Class M-2, Class M-3 and Class M-4 Certificates
Depositor:	Ameriquest Mortgage Securities Inc.
Originator:	Argent Mortgage Company L.L.C.
Master Servicer:	Ameriquest Mortgage Company
Trustee:	Deutsche Bank National Trust Company
Co-Lead Underwriters:	Banc of America Securities LLC and Deutsche Bank Securities
Co-Managers:	Banc One Capital Markets and Merrill Lynch
Cut-off Date:	May 1, 2003
***Expected* Pricing:**	Week of May 5, 2003
***Expected* Closing Date:**	On or about May 14, 2003
Record Date:	The business day immediately preceding the Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in June 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including June 10th and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.

Summary of Terms

Administrative Fees:	The Servicing Fee calculated at 0.50% per annum and the Trustee Fee calculated at [0.0020]% per annum. Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Interest Accrual Period:	For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA:	The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.
Optional Termination:	The Master Servicer at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of Cut-off Date Principal Balance.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Taxation – REMIC:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.

Credit Enhancement

Credit Enhancement:

1. Excess Cashflow
2. Overcollateralization ("OC")
3. Subordination
4. Mortgage Insurance Policy provided by Radian

Certificate Credit Enhancement:

1. The Senior Certificates are enhanced by Excess Cashflow, the Mezzanine Certificates and the Overcollateralization Amount, together initially approximately 15.50% of the Cut-off Date Principal Balance.
2. The Class M-1 Certificates are enhanced by Excess Cashflow, subordinate certificates and the Overcollateralization Amount, together initially approximately 10.00% of the Cut-off Date Principal Balance.
3. The Class M-2 Certificates are enhanced by Excess Cashflow, subordinate certificates and the Overcollateralization Amount, together initially approximately 5.25% of the Cut-off Date Principal Balance.
4. The Class M-3 Certificates are enhanced by Excess Cashflow, subordinate certificates and the Overcollateralization Amount, together initially approximately 2.50% of the Cut-off Date Principal Balance.

***Expected* Credit Support Percentage:**

Class	(S&P / M / F)	Initial CE %	On/After Step Down Date
A	AAA / Aaa / AAA	15.50%	31.00%
M-1	AA+ / Aa2 / AA	10.00%	20.00%
M-2	A / A2 / A	5.25%	10.50%
M-3	BBB / Baa1 / BBB	2.50%	5.00%

Overcollateralization Amount:

The Overcollateralization Amount is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates, the Non-Offered Certificates and the Class P Certificates. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization until the Overcollateralization Target Amount is reached.

Overcollateralization Reduction Amount:

The Overcollateralization Reduction Amount means, with respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralization Increase Amount:

The lessor of (i) the Excess Cashflow and (ii) the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Distribution Date (after giving effect to distributions in respect of the Principal Remittance Amount on such Distribution Date).

Credit Enhancement (Cont.)

***Expected* Overcollateralization Target Amount:**	Prior to the Stepdown Date, approximately 1.25% of the aggregate Cut-off Date Principal Balance. On or after the Stepdown Date, assuming a Trigger Event is not in effect, the greater of (x) 2.50% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) 0.50% of the aggregate Cut-off Date Principal Balance. On or after the Stepdown Date if a Trigger Event is in effect, the Expected Overcollateralization Target Amount for the immediately preceding Distribution Date.
Credit Enhancement Percentage:	For any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Mezzanine Certificates plus the Overcollateralization Amount by (y) the principal balance of the Mortgage Loans, calculated prior to taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the Certificateholders then entitled to distributions of principal on such Distribution Date.
Excess Cashflow:	For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and Unpaid Interest Shortfall Amount on the Class A Certificates and the monthly interest accrued on the Mezzanine Certificates and (ii) the Principal Remittance Amount.

Stepdown Date and Trigger Description

Stepdown Date: The earlier to occur of (x) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is reduced to zero and (y) the later to occur of (i) the Distribution Date occurring on June 2006 and (ii) the first Distribution Date on which the Credit Enhancement Percentage (after taking into account distributions of principal on such Distribution Date) is greater than or equal to 31.00%.

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: If the 60+ day delinquency percentage (including loans that are in bankruptcy or foreclosure and are 60+ days delinquent or that are REO) is greater than 51% of the Credit Enhancement Percentage of the Class A Certificates.

Cumulative Loss Test: The Cumulative Realized Loss Percentage exceeds the approximate applicable Trigger Loss Percentages set forth below with respect to such Distribution Date (the Trigger Loss Percentage will increase each month and can be calculated using straight line interpolation methodology between the respective Trigger Loss Percentages):

Distribution Dates	Trigger Loss Percentage
June 2006 – May 2007	2.50%
June 2007 – May 2008	4.00%
June 2008 – May 2009	5.25%
June 2009 – May 2010	5.75%
June 2010 and thereafter	6.00%

Cumulative Realized Loss Percentage: As of any Distribution Date, the quotient, expressed as a percentage, which is obtained by dividing (a) the total amount of Realized Losses incurred on the Mortgage Loans from and after the Cut-off Date by (b) the aggregate Cut-off Date Principal Balance of the Mortgage Loans.

Pass Through Rates

The Pass-Through Rate for the Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Cap for such Distribution Date.

Formula Rate: The Formula Rate for any Distribution Date and any class is the lesser of:

(i) LIBOR as determined for the related accrual period plus the applicable certificate margin; and

(ii) the Maximum Cap Rate for such Distribution Date.

Step-up Coupon: On each Distribution Date after the Optional Termination Date, the Pass-Through Rates for the Certificates will step-up as follows (subject to the related Net WAC Cap and the Maximum Cap Rate, as applicable):

(i) Class A Certificates : 2 times the related certificate margin.

(ii) Mezzanine Certificates : 1.5 times the related certificate margin.

Net Mortgage Rate: The Net Mortgage Rate for each Mortgage Loan is equal to the mortgage interest rate less the sum of (i) the Administrative Fees and (ii) the PMI Policy Fee, if applicable.

Net Maximum Mortgage Rate: The Net Maximum Mortgage Rate for each Mortgage Loan is equal to the maximum mortgage interest rate (or the mortgage interest rate for any Fixed Rate Mortgage Loan) less the sum of (i) the Administrative Fees and (ii) the PMI Policy Fee, if applicable.

Maximum Cap Rate: The Maximum Cap Rate for each of the Class A Certificates is a rate (adjusted on an actual/360 basis) equal to the weighted average of the Net Maximum Mortgage Rates on the related Group of Mortgage Loans. The Maximum Cap Rate for the Mezzanine Certificates is equal to the weighted average of the Net Maximum Mortgage Rates of the Mortgage Loans in each case, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Net WAC Cap: Class A Certificates: The rate per annum equal to the weighted average of the Net Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates, the weighted average of the Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-2 and A-3 Certificates, and the Net Mortgage Rates of the Group III Mortgage Loans in the case of the Class A-4 Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Mortgage Loans, the Group II Mortgage Loans, and the Group III Mortgage Loans, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Net WAC Rate Carryforward Amounts: If, on any Distribution Date, the Pass-Through Rate for the Certificates is limited by the related Net WAC Cap, the Net WAC Rate Carryforward Amount for such class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Pass-Through Rate without regard to the Net WAC Cap over (b) the amount of interest actually accrued on such class based on the related Net WAC Cap and (ii) the unpaid portion of any related Net WAC Rate Carryforward Amount from any prior Distribution Dates together with accrued interest at the related Pass-Through Rate without regard to the Net WAC Cap. Any Net WAC Rate Carryforward Amounts will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Pass Through Rates (Cont.)

Group II Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a Group II Yield Maintenance Agreement with [ ] (the "Counterparty") for the benefit of the Class A-2 and Class A-3 Certificates and the Mezzanine Certificates. The notional balance of the Group II Yield Maintenance Agreement and the strike prices are in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 9.25%. The Group II Yield Maintenance Agreement will terminate after the Distribution Date in June 2006.

Group II Yield Maintenance Amount Schedule

Period	Notional($)	Strike(%)	Period	Notional($)	Strike(%)
1	129,025,817	4.29	19	84,156,669	6.14
2	126,454,419	6.13	20	82,036,691	5.93
3	123,882,966	5.93	21	79,969,947	5.93
4	121,310,032	5.93	22	77,955,100	6.60
5	118,734,507	6.13	23	75,990,847	5.93
6	116,155,597	5.93	24	74,075,919	7.41
7	113,572,829	6.14	25	72,221,594	7.16
8	110,986,050	5.93	26	70,413,534	7.41
9	108,395,425	5.93	27	68,650,583	7.16
10	105,801,430	6.36	28	66,931,618	7.16
11	103,204,851	5.93	29	65,255,539	7.40
12	100,606,771	6.14	30	63,621,279	7.76
13	98,073,731	5.93	31	62,032,050	8.03
14	95,604,295	6.14	32	60,482,376	7.76
15	93,196,867	5.93	33	58,971,271	7.75
16	90,849,889	5.93	34	57,497,776	8.62
17	88,561,843	6.14	35	56,060,955	7.75
18	86,331,251	5.93	36	54,659,895	8.64

Group III Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a Group III Yield Maintenance Agreement with [ ] (the "Counterparty") for the benefit of the Class A-4 Certificates and the Mezzanine Certificates. The notional balance of the Group III Yield Maintenance Agreement and the strike prices are in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 9.25%. The Group III Yield Maintenance Agreement will terminate after the Distribution Date in June 2006.

Group III Yield Maintenance Amount Schedule

Period	Notional($)	Strike(%)	Period	Notional($)	Strike(%)
1	458,973,154	4.27	19	299,457,572	6.10
2	449,834,316	6.11	20	291,919,162	5.89
3	440,694,887	5.90	21	284,569,954	5.89
4	431,549,797	5.90	22	277,405,201	6.56
5	422,395,096	6.11	23	270,420,275	5.89
6	413,227,965	5.90	24	263,610,662	7.37
7	404,046,723	6.11	25	257,015,653	7.12
8	394,850,826	5.90	26	250,585,127	7.37
9	385,640,859	5.90	27	244,314,983	7.12
10	376,418,523	6.33	28	238,201,221	7.12
11	367,186,615	5.90	29	232,239,940	7.36
12	357,949,471	6.10	30	226,427,339	7.72
13	348,943,008	5.90	31	220,774,564	7.99
14	340,162,594	6.10	32	215,262,436	7.72
15	331,602,554	5.90	33	209,887,456	7.71
16	323,257,356	5.90	34	204,646,212	8.57
17	315,121,610	6.10	35	199,535,375	7.71
18	307,190,056	5.89	36	194,551,702	8.60

Interest Distribution

I. On each Distribution Date, the Group I Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) to the holders of the Class A-1 Certificates, the accrued certificate interest for such class for such Distribution Date;

(ii) to the holders of the Class A-1 Certificates, the Unpaid Interest Shortfall Amount for such class for such Distribution Date; and

(iii) concurrently, pro rata, to (i) the holders of the Class A-2 and Class A-3 Certificates, the Scheduled accrued certificate interest and then the Scheduled Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to II(i) and II(ii) below and to (ii) the holders of the Class A-4 Certificates, the Scheduled accrued certificate interest and then the Scheduled Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to III(i) and III(ii) below.

II. On each Distribution Date, the Group II Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently to the holders of the Class A-2 and Class A-3 Certificates, pro rata, the accrued certificate interest for such class for such Distribution Date;

(ii) concurrently to the holders of the Class A-2 and Class A-3 Certificates, pro rata, the Unpaid Interest Shortfall Amount for such class for such Distribution Date; and

(iii) concurrently, pro rata, to (i) the holders of the Class A-1 Certificates, the Scheduled accrued certificate interest, and then the Scheduled Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to I(i) and I(ii) above and to (ii) the holders of the Class A-4 Certificates, the Scheduled accrued certificate interest and then the Scheduled Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to III(i) and III(ii) below.

III. On each Distribution Date, the Group III Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) to the holders of the Class A-4 Certificates, the accrued certificate interest for such class for such Distribution Date;

(ii) to the holders of the Class A-4 Certificates, the Unpaid Interest Shortfall Amount for such class for such Distribution Date; and

(iii) concurrently, pro rata, to (i) the holders of the Class A-1 Certificates, the Scheduled accrued certificate interest, and then the Scheduled Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to I(i) and I(ii) above and to (ii) the holders of the Class A-2 and Class A-3 Certificates, pro rata, the Scheduled accrued certificate interest and then the Scheduled Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to II(i) and II(ii) above.

Interest Distribution (Cont.)

IV. On each Distribution Date, following the distributions made pursuant to clauses I, II and III above, the Trustee shall make the following disbursements in the order of priority described below, in each case to the extent of the sum of the Group I Interest Remittance Amount, the Group II Interest Remittance Amount and the Group III Interest Remittance Amount Scheduled undistributed for such Distribution Date:

(i) to the holders of the Class M-1 Certificates, accrued certificate interest for such class for such Distribution Date;

(ii) to the holders of the Class M-2 Certificates, accrued certificate interest for such class for such Distribution Date;

(iii) to the holders of the Class M-3 Certificates, accrued certificate interest for such class for such Distribution Date;

(iv) to the holders of the Class M-4 Certificates, accrued certificate interest for such class for such Distribution Date; and

(v) any remainder as described under "Excess Cashflow Distribution".

Principal Distribution (Prior to Stepdown or Trigger In Effect)

I. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-1 Certificates, until the certificate principal balance of such class is reduced to zero; and

(ii) concurrently, pro rata, to (i) the holders of the Class A-2 and the Class A-3 Certificates, until the certificate principal balances of such classes are reduced to zero, after distribution of the Group II Principal Distribution Amount pursuant to II(i) below and to (ii) the holders of the Class A-4 Certificates until the certificate principal balance of such class is reduced to zero, after distribution of the Group III Principal Distribution Amount pursuant to III(i) below.

II. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) concurrently, pro rata, to the holders of the Class A-2 and Class A-3 Certificates, until the certificate principal balances of such classes are reduced to zero; and

(ii) concurrently, pro rata, to (i) the holders of the Class A-1 Certificates until the certificate principal balance of such class is reduced to zero, after distribution of the Group I Principal Distribution Amount pursuant to I(i) above and to (ii) the holders of the Class A-4 Certificates, until the certificate principal balances of such class are reduced to zero, after distribution of the Group III Principal Distribution Amount pursuant to III(i) below.

III. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group III Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-4 Certificates, until the certificate principal balance of such class is reduced to zero; and

(ii) concurrently, pro rata, to (i) the holders of the Class A-1 Certificates until the certificate principal balance of such class is reduced to zero, after distribution of the Group I Principal Distribution Amount pursuant to I(i) above and to (ii) the holders of the Class A-2 and Class A-3 Certificates, until the certificate principal balance of such classes is reduced to zero, after distribution of the Group II Principal Distribution Amount pursuant to II(i) above.

IV. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount, Group II Principal Distribution Amount, and Group III Principal Distribution Amount Scheduled undistributed after I, II and III above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the holders of the Class M-1 Certificates until the certificate principal balance of such class is reduced to zero;

(ii) to the holders of the Class M-2 Certificates until the certificate principal balance of such class is reduced to zero;

(iii) to the holders of the Class M-3 Certificates until the certificate principal balance of such class is reduced to zero; and

(iv) to the holders of the Class M-4 Certificates until the certificate principal balance of such class is reduced to zero.

Principal Distribution (After Stepdown And No Trigger In Effect)

I. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount until the certificate principal balance of such class is reduced to zero; and

(ii) concurrently, pro rata, to (i) the holders of the Class A-2 and Class A-3 Certificates, the Class A-2/3 Principal Distribution Amount until the certificate principal balance of each class is reduced to zero, to the extent not distributed pursuant to II(i) below and to (ii) the holders of the Class A-4 Certificates, the Class A-4 Principal Distribution Amount until the certificate principal balance of such class is reduced to zero, to the extent not distributed pursuant to III(i) below.

II. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) concurrently, pro rata, to the holders of the Class A-2 and Class A-3 Certificates, the Class A-2/3 Principal Distribution Amount until the certificate principal balance of each class is reduced to zero; and

(ii) concurrently, pro rata, to (i) the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount, until the certificate principal balance of such class is reduced to zero, to the extent not distributed pursuant to I(i) above and to (ii) the holders of the Class A-4 Certificates, the Class A-4 Principal Distribution Amount until the certificate principal balance of such class is reduced to zero, to the extent not distributed pursuant to III(i) below.

III. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group III Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-4 Certificates, the Class A-4 Principal Distribution Amount until the certificate principal balance of such class is reduced to zero; and

(ii) concurrently, pro rata, to (i) the holders of the Class A-1 Certificates, the A-1 Principal Distribution Amount, until the certificate principal balance of such class is reduced to zero, to the extent not distributed pursuant to I(i) above and to (ii) the holders of the Class A-2 and Class A-3 Certificates, the Class A-2/3 Principal Distribution Amount until the certificate principal balance of each class is reduced to zero, to the extent not distributed pursuant to II(i) above.

IV. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount, the Group II Principal Distribution Amount, and the Group III Principal Distribution Amount Scheduled undistributed after I, II and III above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance of such class is reduced to zero;

(ii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance of such class is reduced to zero;

(iii) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance of such class is reduced to zero; and

(iv) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount until the certificate principal balance of such class is reduced to zero.

Excess Cashflow Distributions

On each Distribution Date, any Excess Cashflow shall be paid as follows:

(i) to build or maintain the Overcollateralization Amount to the Overcollateralization Target Amount;

(ii) to the Class M-1 Certificates, any Unpaid Interest Shortfall (with interest);

(iii) to the Class M-2 Certificates, any Unpaid Interest Shortfall (with interest);

(iv) to the Class M-3 Certificates, any Unpaid Interest Shortfall (with interest);

(v) to the Class M-4 Certificates, any Unpaid Interest Shortfall (with interest);

(vi) to pay any Net WAC Rate Carryforward Amounts; and

(vii) any Scheduled amounts to Certificates which are not offered.

Definitions

Unpaid Interest Shortfall Amount: The Unpaid Interest Shortfall Amount means (i) for each class of Offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) monthly interest for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Interest Accrual Period.

Realized Losses: Realized Loss means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the principal balance Scheduled unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class M-4 Certificates, fourth to the Class M-3 Certificates, fifth to the Class M-2 Certificates, sixth to the Class M-1 Certificates, and seventh, in the event that the losses in the collateral are related to the Group II Mortgage Loans, to the Class A-3 Certificates. An allocation of any Realized Losses to any Certificates on any Distribution Date will be made by reducing the certificate principal balance thereof, after taking into account all distributions made thereon on such Distribution Date. Once Realized Losses are allocated to a Class of Mezzanine Certificates, no amounts will be distributable with respect to such written down amounts.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer, or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date after the deduction of the Administrative Fees and fees related the Mortgage Insurance Policy; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (vi) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Definitions

Group I Interest Remittance Amount:	The Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans.
Group II Interest Remittance Amount:	The Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans.
Group III Interest Remittance Amount:	The Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group III Mortgage Loans.
Principal Remittance Amount:	The Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Mortgage Loans applied by the Master Servicer during such Prepayment Period, (iii) the principal portion of all related Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period with respect to the Mortgage Loans, (iv) that portion of the purchase price, representing principal of any repurchased Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the Collection Account during such Prepayment Period with respect to the Mortgage Loans, and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the pooling agreement, that portion of the termination price, representing principal with respect to the Mortgage Loans.

Definitions

Principal Distribution Amount:	The sum of the Principal Remittance Amount and Overcollateralization Increase Amount less the Overcollateralization Decrease Amount.
Group I Principal Distribution Amount:	The Principal Distribution Amount related to the Group I Mortgage Loans.
Group II Principal Distribution Amount:	The Principal Distribution Amount related to the Group II Mortgage Loans.
Group III Principal Distribution Amount:	The Principal Distribution Amount related to the Group III Mortgage Loans.
Class A Principal Distribution Amount:	The sum of the Class A-1, Class A-2/3 and Class A-4 Principal Distribution Amounts.
Class A-1 Principal Distribution Amount:	The Class A-1 Principal Distribution Amount is an amount equal to the excess of (x) the certificate principal balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 69.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the aggregate balance of the Group I Mortgage Loans as of the Cut-off Date.
Class A-2/3 Principal Distribution Amount:	The Class A-2/3 Principal Distribution Amount is an amount equal to the excess of (x) the certificate principal balances of the Class A-2 and Class A-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 69.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the aggregate balance of the Group II Mortgage Loans as of the Cut-off Date.
Class A-4 Principal Distribution Amount:	The Class A-4 Principal Distribution Amount is an amount equal to the excess of (x) the certificate principal balance of the Class A-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 69.00% and (ii) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the aggregate balance of the Group III Mortgage Loans as of the Cut-off Date.

Definitions

Class M-1 Principal Distribution Amount:	The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount) and the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 80.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the Cut-Off Date Principal Balance.
Class M-2 Principal Distribution Amount:	The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount) and the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 89.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the Cut-Off Date Principal Balance.
Class M-3 Principal Distribution Amount:	The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount) and the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 95.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the Cut-Off Date Principal Balance.
Class M-4 Principal Distribution Amount:	The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount) and the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 97.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the Cut-Off Date Principal Balance.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate mortgage loans listed below are based on the Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	5,315		
Aggregate Scheduled Principal Balance:	$1,000,000,549		
Average Scheduled Principal Balance:	$188,147		$59,410-$749,384
Aggregate Original Principal Balance:	$1,000,986,618		
Average Original Principal Balance:	$188,332		$60,000-$750,000
Fully Amortizing Mortgage Loans:	100%		
1st Lien:	100%		
Wtd. Avg. Gross Coupon:	7.648%		
Wtd. Avg. Original Term (months):	358		180-360
Wtd. Avg. Remaining Term (months):	357		176-360
Margin (ARM Loans Only):	6.444%		5.000%-7.125%
Maximum Interest Rate (ARM Loans Only):	13.742%		11.400%-19.550%
Minimum Interest Rate (ARM Loans Only):	7.742%		5.400%-13.550%
Wtd. Avg. Original LTV:	84.16%		20.00%-95.00%
Wtd. Avg. Borrower FICO:	614		500-799
Geographic Distribution (Top 5):	CA	34.51%	
	NY	11.38%	
	FL	6.53%	
	IL	5.62%	
	NJ	4.50%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
2 year Fixed/Adjustable Rate	3,976	$750,001,202	75.00%
Fixed Rate	1,339	249,999,347	25.00
Total:	**5,315**	**$1,000,000,549**	**100.00%**

Original Principal Balance

Range of Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,001 - 100,000	1,235	$99,342,938	9.92%
100,001 - 150,000	1,171	146,049,642	14.59
150,001 - 200,000	954	166,641,501	16.65
200,001 - 250,000	672	150,161,641	15.00
250,001 - 300,000	496	135,831,158	13.57
300,001 - 350,000	285	92,647,265	9.26
350,001 - 400,000	260	97,751,977	9.77
400,001 - 450,000	112	47,813,692	4.78
450,001 - 500,000	115	55,449,354	5.54
over 500,001	15	9,297,450	0.93
Total:	**5,315**	**$1,000,986,618**	**100.00%**

Scheduled Principal Balance

Range of Scheduled Principal Balances ($)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
50,001 - 100,000	1,235	$99,249,858	9.92%
100,001 - 150,000	1,175	146,517,577	14.65
150,001 - 200,000	950	165,882,220	16.59
200,001 - 250,000	674	150,508,068	15.05
250,001 - 300,000	494	135,184,185	13.52
300,001 - 350,000	285	92,547,361	9.25
350,001 - 400,000	260	97,656,906	9.77
400,001 - 450,000	113	48,217,374	4.82
450,001 - 500,000	114	54,946,408	5.49
over 500,001	15	9,290,591	0.93
Total:	**5,315**	**$1,000,000,549**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
121 - 180	66	$9,020,428	0.90%
181 - 240	55	7,140,917	0.71
301 - 360	5,194	983,839,204	98.38
Total:	**5,315**	**$1,000,000,549**	**100.00%**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
5.001 - 5.500	11	$2,609,239	0.26%
5.501 - 6.000	107	29,662,791	2.97
6.001 - 6.500	410	100,307,368	10.03
6.501 - 7.000	798	191,396,662	19.14
7.001 - 7.500	788	157,997,901	15.8
7.501 - 8.000	1,049	196,081,830	19.61
8.001 - 8.500	784	128,464,356	12.85
8.501 - 9.000	751	112,775,374	11.28
9.001 - 9.500	353	47,547,785	4.75
9.501 - 10.000	174	21,095,718	2.11
10.001 - 10.500	44	4,985,106	0.50
10.501 - 11.000	18	2,268,199	0.23
11.001 - 11.500	8	1,505,865	0.15
11.501 - 12.000	12	1,628,727	0.16
12.001 - 12.500	6	1,352,694	0.14
13.001 - 13.500	1	230,952	0.02
13.501 - 14.000	1	89,982	0.01
Total:	**5,315**	**$1,000,000,549**	**100.00%**

DESCRIPTION OF TOTAL COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
4.751 - 5.000	1	$116,894	0.02%
5.251 - 5.500	172	42,298,060	5.64
5.501 - 5.750	3	860,597	0.11
6.001 - 6.250	4	752,524	0.1
6.251 - 6.500	3,783	703,352,771	93.78
6.501 - 6.750	4	883,023	0.12
6.751 - 7.000	1	112,367	0.01
7.001 - 7.250	8	1,624,966	0.22
Total:	**3,976**	**$750,001,202**	**100.00%**

Next Rate Adjustment Date

Month/Year Of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
9/1/04	3	$341,888	0.05%
10/1/04	8	1,991,667	0.27
11/1/04	34	6,287,199	0.84
12/1/04	38	5,509,020	0.73
1/1/05	30	6,872,680	0.92
2/1/05	54	10,060,007	1.34
3/1/05	1,217	230,597,599	30.75
4/1/05	2,590	487,737,643	65.03
5/1/05	2	603,500	0.08
Total:	**3,976**	**$750,001,202**	**100.00%**

DESCRIPTION OF TOTAL COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
11.001 - 11.500	9	$2,238,784	0.30%
11.501 - 12.000	65	17,855,869	2.38
12.001 - 12.500	217	54,996,603	7.33
12.501 - 13.000	519	127,262,756	16.97
13.001 - 13.500	613	125,174,912	16.69
13.501 - 14.000	831	158,430,352	21.12
14.001 - 14.500	630	106,780,776	14.24
14.501 - 15.000	624	94,757,550	12.63
15.001 - 15.500	278	37,606,674	5.01
15.501 - 16.000	124	15,270,737	2.04
16.001 - 16.500	30	3,510,978	0.47
16.501 - 17.000	10	1,563,466	0.21
17.001 - 17.500	8	1,505,865	0.2
17.501 - 18.000	10	1,372,251	0.18
18.001 - 18.500	6	1,352,694	0.18
19.001 - 19.500	1	230,952	0.03
19.501 - 20.000	1	89,982	0.01
Total:	**3,976**	**$750,001,202**	**100.00%**

DESCRIPTION OF TOTAL COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
5.001 - 5.500	9	$2,238,784	0.30%
5.501 - 6.000	65	17,855,869	2.38
6.001 - 6.500	217	54,996,603	7.33
6.501 - 7.000	519	127,262,756	16.97
7.001 - 7.500	613	125,174,912	16.69
7.501 - 8.000	831	158,430,352	21.12
8.001 - 8.500	630	106,780,776	14.24
8.501 - 9.000	624	94,757,550	12.63
9.001 - 9.500	278	37,606,674	5.01
9.501 - 10.000	124	15,270,737	2.04
10.001 - 10.500	30	3,510,978	0.47
10.501 - 11.000	10	1,563,466	0.21
11.001 - 11.500	8	1,505,865	0.2
11.501 - 12.000	10	1,372,251	0.18
12.001 - 12.500	6	1,352,694	0.18
over 13.001	2	320,934	0.04
Total:	3,976	$750,001,202	100.00%

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
2.000	3,976	$750,001,202	100.00%
Total:	3,976	$750,001,202	100.00%

Periodic Cap %

Periodic Cap (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
1.000	3,976	$750,001,202	100.00%
Total:	3,976	$750,001,202	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
<= 30.00	8	$997,159	0.10%
30.01 – 35.00	10	1,069,814	0.11
35.01 – 40.00	11	1,619,161	0.16
40.01 – 45.00	22	3,223,724	0.32
45.01 – 50.00	35	4,787,661	0.48
50.01 – 55.00	53	8,407,309	0.84
55.01 – 60.00	115	22,354,287	2.24
60.01 – 65.00	151	28,934,166	2.89
65.01 – 70.00	205	41,389,255	4.14
70.01 – 75.00	401	77,422,943	7.74
75.01 – 80.00	763	140,246,464	14.02
80.01 – 85.00	762	141,280,836	14.13
85.01 – 90.00	1,685	309,578,156	30.96
90.01 – 95.00	1,094	218,689,613	21.87
Total:	**5,315**	**$1,000,000,549**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
500 – 519	171	$28,580,017	2.86%
520 – 539	239	39,049,415	3.90
540 – 559	510	83,128,229	8.31
560 – 579	632	109,730,536	10.97
580 – 599	589	108,024,242	10.80
600 – 619	891	173,701,322	17.37
620 – 639	892	177,527,516	17.75
640 – 659	568	108,844,676	10.88
660 – 679	347	69,299,842	6.93
680 – 699	206	43,805,560	4.38
700 – 719	133	28,721,056	2.87
720 – 739	61	13,786,326	1.38
740 – 759	42	9,230,591	0.92
760 – 779	30	6,112,661	0.61
780 – 799	4	458,561	0.05
Total:	**5,315**	**$1,000,000,549**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Alabama	50	$5,668,748	0.57%
Alaska	6	1,103,225	0.11
Arizona	244	29,830,390	2.98
Arkansas	11	1,721,849	0.17
California	1,386	345,063,196	34.51
Colorado	89	16,957,648	1.70
Connecticut	83	15,297,017	1.53
Delaware	3	469,631	0.05
Florida	478	65,349,115	6.53
Hawaii	36	10,458,163	1.05
Idaho	13	2,009,689	0.20
Illinois	316	56,158,092	5.62
Indiana	78	8,309,700	0.83
Iowa	23	2,484,709	0.25
Kansas	20	3,205,152	0.32
Kentucky	18	1,917,578	0.19
Louisiana	15	1,981,641	0.20
Maine	10	1,334,811	0.13
Maryland	79	16,094,689	1.61
Massachusetts	161	36,607,379	3.66
Michigan	195	26,081,388	2.61
Minnesota	143	24,267,692	2.43
Mississippi	19	2,190,149	0.22
Missouri	82	9,266,311	0.93
Montana	1	188,182	0.02
Nebraska	5	742,436	0.07
Nevada	91	15,603,794	1.56
New Hampshire	24	4,059,220	0.41
New Jersey	215	44,993,184	4.50
New Mexico	31	4,328,900	0.43
New York	430	113,795,385	11.38
North Dakota	1	66,669	0.01
Ohio	262	27,086,054	2.71
Oklahoma	11	1,217,571	0.12
Oregon	37	5,657,498	0.57
Pennsylvania	77	10,794,603	1.08
Rhode Island	20	3,015,777	0.30
South Carolina	43	5,146,649	0.51
South Dakota	1	142,256	0.01
Tennessee	68	8,121,284	0.81
Texas	193	28,601,053	2.86
Utah	63	10,501,826	1.05
Vermont	1	105,000	0.01
Washington	126	24,865,295	2.49
Wisconsin	51	6,413,899	0.64
Wyoming	6	726,051	0.07
Total:	**5,315**	**$1,000,000,549**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Primary Occupancy	4,797	$930,460,183	93.05%
Non-Owner Occupied	483	64,419,352	6.44
Second Home	35	5,121,014	0.51
Total:	**5,315**	**$1,000,000,549**	**100.00%**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Full Documentation	3,548	$655,941,154	65.59%
Stated Documentation	1,635	315,890,420	31.59
Limited Documentation	132	28,168,975	2.82
Total:	**5,315**	**$1,000,000,549**	**100.00%**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Refinance – Debt Consolidation Cash Out (1)	2,598	$498,619,739	49.86%
Refinance – Debt Consolidation No Cash Out (2)	1,352	262,455,751	26.25
Purchase	1,365	238,925,059	23.89
Total:	**5,315**	**$1,000,000,549**	**100.00%**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
2. Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
1	3,813	$713,077,227	71.31%
2	530	102,768,475	10.28
3	478	91,237,378	9.12
4	299	57,530,542	5.75
5	151	27,586,658	2.76
6	44	7,800,269	0.78
Total:	**5,315**	**$1,000,000,549**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Single Family Residence	4,173	$774,711,919	77.47%
2-4 Family	477	99,616,469	9.96
PUD	269	59,340,275	5.93
Condo	337	57,129,633	5.71
Manufactured Housing	27	2,832,826	0.28
PUD Attached	24	4,721,804	0.47
Single Family Attached	8	1,647,622	0.16
Total:	**5,315**	**$1,000,000,549**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
0	1,055	$208,170,230	20.82%
12	301	70,398,820	7.04
24	2,927	523,898,946	52.39
30	1	345,755	0.03
36	1,031	197,186,799	19.72
Total:	**5,315**	**$1,000,000,549**	**100.00%**

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Wholesale	5,315	$1,000,000,549	100.00%
Total:	**5,315**	**$1,000,000,549**	**100.00%**

Lender Paid Mortgage Insurance

Mortgage Insurance	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
No LPMI	2,512	$456,571,458	45.66%
LMPI	2,803	543,429,091	54.34
Total:	**5,315**	**$1,000,000,549**	**100.00%**

DESCRIPTION OF GROUP I COLLATERAL

Collateral Summary

Statistics for the adjustable rate mortgage loans listed below are based on the Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,275		
Aggregate Scheduled Principal Balance:	$412,001,578		
Average Scheduled Principal Balance:	$181,100		$59,972- $496,690
Aggregate Original Principal Balance:	$412,437,793		
Average Original Principal Balance:	$181,291		$60,000-$ 497,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.648%		5.450%-13.450%
Wtd. Avg. Original Term (months):	359 months		180-360
Wtd. Avg. Remaining Term (months):	357 months		178-360
Margin :	6.446%		5.500%-7.125%
Maximum Interest Rate :	13.791%		11.450%-19.450%
Minimum Interest Rate :	7.791%		5.450%-13.450%
Wtd. Avg. Original LTV:	84.16%		20.00%-95.00%
Wtd. Avg. Borrower FICO:	614		501-781
Geographic Distribution (Top 5):	CA	33.18%	
	NY	11.73	
	FL	6.65	
	IL	5.21	
	MA	3.93	

DESCRIPTION OF GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
2 year Fixed/Adjustable Rate	2,005	$350,199,141	85.00%
Fixed Rate	270	61,802,437	15.00
Total:	**2,275**	**$412,001,578**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,001 - 100,000	347	$29,347,163	7.12%
100,001 - 150,000	554	69,544,588	16.86
150,001 - 200,000	532	93,474,219	22.66
200,001 - 250,000	388	86,672,360	21.01
250,001 - 300,000	306	83,808,281	20.32
300,001 - 350,000	113	35,688,422	8.65
350,001 - 400,000	26	9,891,260	2.40
400,001 - 450,000	6	2,557,000	0.62
450,001 - 500,000	3	1,454,500	0.35
Total:	**2,275**	**$412,437,793**	**100.00%**

Scheduled Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
50,001 - 100,000	347	$29,315,192	7.12%
100,001 - 150,000	556	69,776,746	16.94
150,001 - 200,000	530	93,080,659	22.59
200,001 - 250,000	388	86,579,103	21.01
250,001 - 300,000	306	83,709,212	20.32
300,001 - 350,000	113	35,649,857	8.65
350,001 - 400,000	26	9,882,750	2.40
400,001 - 450,000	6	2,554,485	0.62
450,001 - 500,000	3	1,453,573	0.35
Total:	**2,275**	**$412,001,578**	**100.00%**

DESCRIPTION OF GROUP I COLLATERAL

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
121 – 180	13	$2,668,308	0.65%
181 – 240	10	1,424,846	0.35
301 – 360	2,252	407,908,424	99.01
Total:	2,275	$412,001,578	100.00%

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
5.001 - 5.500	6	$1,420,691	0.34%
5.501 - 6.000	43	9,565,752	2.32
6.001 - 6.500	180	39,903,698	9.69
6.501 - 7.000	350	73,542,214	17.85
7.001 - 7.500	372	70,323,680	17.07
7.501 - 8.000	499	87,823,187	21.32
8.001 - 8.500	328	54,734,421	13.29
8.501 - 9.000	311	48,101,025	11.67
9.001 - 9.500	117	15,981,887	3.88
9.501 - 10.000	45	6,328,342	1.54
10.001 - 10.500	10	1,576,651	0.38
10.501 - 11.000	3	677,748	0.16
11.001 - 11.500	3	586,547	0.14
11.501 - 12.000	4	572,796	0.14
12.001 - 12.500	3	631,988	0.15
13.001 - 13.500	1	230,952	0.06
Total:	2,275	$412,001,578	100.00%

DESCRIPTION OF GROUP I COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
5.250 - 5.499	88	$19,017,157	5.43%
5.500 - 5.749	1	279,502	0.08
6.000 - 6.249	2	319,003	0.09
6.250 - 6.499	1,909	329,805,801	94.18
6.500 - 6.749	1	191,891	0.05
6.750 - 6.999	1	112,367	0.03
7.000 - 7.249	3	473,420	0.14
Total:	**2,005**	**$350,199,141**	**100.00%**

Next Rate Adjustment Date

Month/Year Of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
9/1/04	1	$74,481	0.02%
10/1/04	6	1,278,718	0.37
11/1/04	21	3,997,530	1.14
12/1/04	23	3,446,723	0.98
1/1/05	16	3,526,614	1.01
2/1/05	31	5,532,546	1.58
3/1/05	589	103,828,744	29.65
4/1/05	1,317	228,410,285	65.22
5/1/05	1	103,500	0.03
Total:	2,005	$350,199,141	100.00%

DESCRIPTION OF GROUP I COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
11.001 - 11.500	6	$1,420,691	0.41%
11.501 - 12.000	22	4,770,764	1.36
12.001 - 12.500	88	18,948,503	5.41
12.501 - 13.000	256	52,163,467	14.90
13.001 - 13.500	349	65,559,389	18.72
13.501 - 14.000	478	82,720,200	23.62
14.001 - 14.500	319	52,441,839	14.97
14.501 - 15.000	306	46,665,773	13.33
15.001 - 15.500	115	15,465,287	4.42
15.501 - 16.000	43	5,895,545	1.68
16.001 - 16.500	9	1,447,651	0.41
16.501 - 17.000	3	677,748	0.19
17.001 - 17.500	3	586,547	0.17
17.501 - 18.000	4	572,796	0.16
18.001 - 18.500	3	631,988	0.18
19.001 - 19.500	1	230,952	0.07
Total:	**2,005**	**$350,199,141**	**100.00%**

DESCRIPTION OF GROUP I COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
5.001 - 5.500	6	$1,420,691	0.41%
5.501 - 6.000	22	4,770,764	1.36
6.001 - 6.500	88	18,948,503	5.41
6.501 - 7.000	256	52,163,467	14.90
7.001 - 7.500	349	65,559,389	18.72
7.501 - 8.000	478	82,720,200	23.62
8.001 - 8.500	319	52,441,839	14.97
8.501 - 9.000	306	46,665,773	13.33
9.001 - 9.500	115	15,465,287	4.42
9.501 - 10.000	43	5,895,545	1.68
10.001 - 10.500	9	1,447,651	0.41
10.501 - 11.000	3	677,748	0.19
11.001 - 11.500	3	586,547	0.17
11.501 - 12.000	4	572,796	0.16
12.001 - 12.500	3	631,988	0.18
over 13.001	1	230,952	0.07
Total:	**2,005**	**$350,199,141**	**100.00%**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
2.000	2,005	$350,199,141	100.00%
Total:	**2,005**	**$350,199,141**	**100.00%**

Periodic Cap %

Periodic Cap (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
1.000	2,005	$350,199,141	100.00%
Total:	**2,005**	**$350,199,141**	**100.00%**

DESCRIPTION OF GROUP I COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
<= 30.00	4	$413,433	0.10%
30.01 – 35.00	5	639,441	0.16
35.01 – 40.00	4	556,968	0.14
40.01 – 45.00	12	1,538,478	0.37
45.01 – 50.00	20	2,352,938	0.57
50.01 – 55.00	20	3,374,204	0.82
55.01 – 60.00	52	9,743,998	2.37
60.01 – 65.00	56	9,965,830	2.42
65.01 – 70.00	83	16,139,069	3.92
70.01 – 75.00	192	36,534,879	8.87
75.01 – 80.00	299	55,336,452	13.43
80.01 – 85.00	304	54,614,547	13.26
85.01 – 90.00	768	135,804,026	32.96
90.01 – 95.00	456	84,987,316	20.63
Total:	**2,275**	**$412,001,578**	**100.00%**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
500 – 519	43	$8,211,840	1.99%
520 – 539	86	13,627,047	3.31
540 – 559	229	37,622,972	9.13
560 – 579	302	52,790,154	12.81
580 – 599	245	44,212,767	10.73
600 – 619	389	74,217,978	18.01
620 – 639	384	71,556,922	17.37
640 – 659	246	43,748,515	10.62
660 – 679	140	26,433,925	6.42
680 – 699	84	15,270,717	3.71
700 – 719	55	10,389,026	2.52
720 – 739	30	6,139,956	1.49
740 – 759	23	4,577,326	1.11
760 – 779	18	2,976,653	0.72
780 – 799	1	225,780	0.05
Total:	**2,275**	**$412,001,578**	**100.00%**

DESCRIPTION OF GROUP I COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Alabama	12	$1,174,299	0.29%
Alaska	3	711,578	0.17
Arizona	79	10,372,559	2.52
Arkansas	6	1,310,673	0.32
California	645	136,686,592	33.18
Colorado	38	7,014,481	1.70
Connecticut	40	7,045,234	1.71
Delaware	3	469,631	0.11
Florida	200	27,395,021	6.65
Hawaii	20	5,937,641	1.44
Idaho	5	517,220	0.13
Illinois	131	21,468,030	5.21
Indiana	19	2,596,693	0.63
Iowa	8	897,237	0.22
Kansas	13	2,009,059	0.49
Kentucky	5	845,945	0.21
Louisiana	5	527,430	0.13
Maine	5	533,106	0.13
Maryland	36	7,276,705	1.77
Massachusetts	78	16,199,767	3.93
Michigan	84	12,171,841	2.95
Minnesota	69	11,643,444	2.83
Mississippi	4	497,225	0.12
Missouri	29	3,698,256	0.90
Nebraska	2	479,574	0.12
Nevada	49	8,387,555	2.04
New Hampshire	15	2,537,443	0.62
New Jersey	75	14,926,734	3.62
New Mexico	13	1,628,255	0.40
New York	201	48,347,057	11.73
North Dakota	1	66,669	0.02
Ohio	70	9,303,807	2.26
Oklahoma	3	355,806	0.09
Oregon	22	3,098,291	0.75
Pennsylvania	29	3,787,299	0.92
Rhode Island	11	1,828,299	0.44
South Carolina	16	2,001,028	0.49
South Dakota	1	142,256	0.03
Tennessee	24	2,441,198	0.59
Texas	73	11,017,151	2.67
Utah	34	4,772,674	1.16
Washington	71	13,967,557	3.39
Wisconsin	23	3,276,762	0.80
Wyoming	5	636,498	0.15
Total:	**2,275**	**$412,001,578**	**100.00%**

DESCRIPTION OF GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Primary Occupancy	2,065	$381,888,899	92.69%
Non-Owner Occupied	197	28,415,027	6.90
Second Home	13	1,697,652	0.41
Total:	**2,275**	**$412,001,578**	**100.00%**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Full Documentation	1,488	$267,675,146	64.97%
Stated Documentation	735	134,610,874	32.67
Limited Documentation	52	9,715,558	2.36
Total:	**2,275**	**$412,001,578**	**100.00%**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Refinance – Debt Consolidation Cash Out [1]	1,087	$202,570,085	49.17%
Refinance – Debt Consolidation No Cash Out [2]	620	106,188,826	25.77
Purchase	568	103,242,666	25.06
Total:	**2,275**	**$412,001,578**	**100.00%**

(1) Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF GROUP I COLLATERAL

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
1	1,652	$298,800,284	72.52%
2	214	39,581,646	9.61
3	203	35,749,234	8.68
4	122	22,637,409	5.49
5	63	11,513,211	2.79
6	21	3,719,794	0.90
Total:	**2,275**	**$412,001,578**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Single Family Residence	1,746	$306,485,980	74.39%
2-4 Family	225	50,730,350	12.31
Condo	165	27,209,246	6.60
PUD	117	23,889,390	5.80
Manufactured Housing	6	693,254	0.17
PUD Attached	13	2,462,279	0.60
Single Family Attached	3	531,080	0.13
Total:	**2,275**	**$412,001,578**	**100.00%**

DESCRIPTION OF GROUP I COLLATERAL

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
0	379	$73,361,802	17.81%
12	130	28,286,894	6.87
24	1,420	241,358,907	58.58
36	346	68,993,974	16.75
Total:	**2,275**	**$412,001,578**	**100.00%**

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Wholesale	2,275	$412,001,578	100.00%
Total:	**2,275**	**$412,001,578**	**100.00%**

Lender Paid Mortgage Insurance

Mortgage Insurance	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
No LPMI	1,075	$187,735,219	45.57%
LMPI	1,200	224,266,359	54.43
Total:	**2,275**	**$412,001,578**	**100.00%**

DESCRIPTION OF GROUP II COLLATERAL

Collateral Summary

Statistics for the fixed rate mortgage loans listed below are based on the Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:		740	
Aggregate Scheduled Principal Balance:		$129,025,817	
Average Scheduled Principal Balance:		$174,359	$59,965-$468,000
Aggregate Original Principal Balance:		$129,153,397	
Average Original Principal Balance:		$174,532	$60,000-$468,000
Fully Amortizing Mortgage Loans:		100%	
1st Lien:		100%	
Wtd. Avg. Gross Coupon:		7.649%	5.400%-11.050%
Wtd. Avg. Original Term (months):		356	180 - 360
Wtd. Avg. Remaining Term (months):		355	178 - 360
Wtd. Avg. Original LTV:		84.17%	37.50%-95.00%
Wtd. Avg. Borrower FICO:		613	500-769
Geographic Distribution (Top 5):	CA	32.71%	
	NY	11.68%	
	FL	7.91%	
	IL	6.16%	
	NJ	4.58%	

DESCRIPTION OF GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
2 year Fixed/Adjustable Rate	478	$87,745,878	68.01%
Fixed Rate	262	41,279,940	31.99
Total:	**740**	**$129,025,817**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,001 - 100,000	152	$12,221,087	9.46%
100,001 - 150,000	163	20,593,295	15.94
150,001 - 200,000	162	28,198,293	21.83
200,001 - 250,000	130	29,185,850	22.60
250,001 - 300,000	99	27,548,067	21.33
300,001 - 350,000	26	8,161,805	6.32
350,001 - 400,000	6	2,314,400	1.79
400,001 - 450,000	2	930,600	0.72
Total	**740**	**$129,153,397**	**100.00%**

Scheduled Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
50,001 - 100,000	152	$12,211,428	9.46%
100,001 - 150,000	163	20,574,718	15.95
150,001 - 200,000	162	28,170,173	21.83
200,001 - 250,000	131	29,404,372	22.79
250,001 - 300,000	98	27,269,623	21.14
300,001 - 350,000	26	8,152,378	6.32
350,001 - 400,000	6	2,312,927	1.79
450,001 - 500,000	2	930,198	0.72
Total:	**740**	**$129,025,817**	**100.00%**



DESCRIPTION OF GROUP II COLLATERAL

Remaining Term

Range of Remaining Terms (Months)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
121 – 180	14	$2,005,252	1.55%
181 – 240	8	1,306,807	1.01
301 – 360	718	125,713,759	97.43
Total:	**740**	**$129,025,817**	**100.00%**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
5.001 - 5.500	1	$277,690	0.22%
5.501 - 6.000	20	4,571,824	3.54
6.001 - 6.500	68	14,596,637	11.31
6.501 - 7.000	104	21,500,739	16.66
7.001 - 7.500	117	20,140,570	15.61
7.501 - 8.000	153	27,649,642	21.43
8.001 - 8.500	104	15,318,549	11.87
8.501 - 9.000	82	12,468,878	9.66
9.001 - 9.500	46	6,869,850	5.32
9.501 - 10.000	35	4,387,832	3.40
10.001 - 10.500	6	628,646	0.49
10.501 - 11.000	3	315,067	0.24
11.001 - 11.500	1	299,894	0.23
Total:	**740**	**$129,025,817**	**100.00%**

DESCRIPTION OF GROUP II COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
4.706 - 5.000	1	$116,894	0.13%
5.206 - 5.500	31	7,564,627	8.62
5.501 - 5.705	1	209,737	0.24
6.206 - 6.500	444	79,574,774	90.69
6.501 - 6.705	1	279,845	0.32
Total:	**478**	**$87,745,878**	**100.00%**

Next Rate Adjustment Date

Month/Year Of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
11/1/04	2	$479,918	0.55%
12/1/04	5	904,483	1.03
1/1/05	3	576,319	0.66
2/1/05	4	750,933	0.86
3/1/05	144	25,604,600	29.18
4/1/05	320	59,429,624	67.73
Total:	**478**	**$87,745,878**	**100.00%**

DESCRIPTION OF GROUP II COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
11.001 - 11.500	1	$277,690	0.32%
11.501 - 12.000	16	3,741,400	4.26
12.001 - 12.500	45	9,303,831	10.60
12.501 - 13.000	69	13,888,356	15.83
13.001 - 13.500	84	14,838,514	16.91
13.501 - 14.000	109	20,228,187	23.05
14.001 - 14.500	64	10,580,278	12.06
14.501 - 15.000	45	7,773,270	8.86
15.001 - 15.500	22	3,814,657	4.35
15.501 - 16.000	19	2,735,232	3.12
16.001 - 16.500	2	168,603	0.19
16.501 - 17.000	1	95,964	0.11
17.001 - 17.500	1	299,894	0.34
Total:	478	$87,745,878	100.00%

DESCRIPTION OF GROUP II COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
5.001 - 5.500	1	$277,690	0.32%
5.501 - 6.000	16	3,741,400	4.26
6.001 - 6.500	45	9,303,831	10.60
6.501 - 7.000	69	13,888,356	15.83
7.001 - 7.500	84	14,838,514	16.91
7.501 - 8.000	109	20,228,187	23.05
8.001 - 8.500	64	10,580,278	12.06
8.501 - 9.000	45	7,773,270	8.86
9.001 - 9.500	22	3,814,657	4.35
9.501 - 10.000	19	2,735,232	3.12
10.001 - 10.500	2	168,603	0.19
10.501 - 11.000	1	95,964	0.11
11.001 - 11.500	1	299,894	0.34
Total:	478	$87,745,878	100.00%

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
2.000	478	$87,745,878	100.00%
Total:	478	$87,745,878	100.00%

Periodic Cap %

Periodic Cap (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
1.000	478	$87,745,878	100.00%
Total:	478	$87,745,878	100.00%

DESCRIPTION OF GROUP II COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
35.01 – 40.00	1	$149,899	0.12%
40.01 – 45.00	2	416,407	0.32
45.01 – 50.00	1	150,000	0.12
50.01 – 55.00	4	506,937	0.39
55.01 – 60.00	15	2,526,613	1.96
60.01 – 65.00	18	4,005,227	3.10
65.01 – 70.00	19	3,368,726	2.61
70.01 – 75.00	44	8,741,737	6.78
75.01 – 80.00	144	24,503,541	18.99
80.01 – 85.00	148	25,930,042	20.10
85.01 – 90.00	197	34,140,407	26.46
90.01 – 95.00	147	24,586,280	19.06
Total:	740	$129,025,817	100.00%

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
500 – 519	32	$6,019,530	4.67%
520 – 539	51	8,952,231	6.94
540 – 559	52	8,981,327	6.96
560 – 579	58	9,983,068	7.74
580 – 599	55	8,899,017	6.90
600 – 619	121	21,172,680	16.41
620 – 639	163	28,270,724	21.91
640 – 659	86	14,916,674	11.56
660 – 679	56	9,437,688	7.31
680 – 699	33	5,420,446	4.20
700 – 719	17	3,679,150	2.85
720 – 739	10	2,302,653	1.78
740 – 759	4	710,624	0.55
760 – 779	2	280,006	0.22
Total:	740	$129,025,817	100.00%

DESCRIPTION OF GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Alabama	6	$668,177	0.52%
Alaska	2	326,091	0.25
Arizona	27	3,667,904	2.84
California	192	42,202,066	32.71
Colorado	14	2,497,281	1.94
Connecticut	12	2,569,404	1.99
Florida	81	10,210,057	7.91
Hawaii	8	2,481,244	1.92
Illinois	49	7,946,624	6.16
Indiana	7	601,240	0.47
Iowa	4	419,144	0.32
Kansas	2	376,913	0.29
Kentucky	2	172,932	0.13
Louisiana	2	153,410	0.12
Maine	1	299,894	0.23
Maryland	8	1,542,945	1.20
Massachusetts	27	4,959,143	3.84
Michigan	15	1,872,407	1.45
Minnesota	19	3,105,009	2.41
Mississippi	3	445,092	0.34
Missouri	12	1,310,610	1.02
Nevada	9	1,782,669	1.38
New Jersey	31	5,906,571	4.58
New Mexico	4	722,472	0.56
New York	67	15,073,097	11.68
Ohio	33	3,048,860	2.36
Oklahoma	2	208,906	0.16
Oregon	2	328,870	0.25
Pennsylvania	13	1,855,905	1.44
Rhode Island	4	475,790	0.37
South Carolina	5	520,838	0.40
Tennessee	8	811,575	0.63
Texas	35	5,035,564	3.90
Utah	7	1,245,125	0.97
Vermont	1	105,000	0.08
Washington	18	3,046,094	2.36
Wisconsin	8	1,030,894	0.80
Total:	**740**	**$129,025,817**	**100.00%**

DESCRIPTION OF GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Primary Occupancy	666	$119,158,892	92.35%
Non-Owner Occupied	69	8,881,777	6.88
Second Home	5	985,148	0.76
Total:	**740**	**$129,025,817**	**100.00%**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Full Documentation	498	$85,577,268	66.33%
Stated Documentation	222	40,278,069	31.22
Limited Documentation	20	3,170,480	2.46
Total:	**740**	**$129,025,817**	**100.00%**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Refinance – Debt Consolidation Cash Out (1)	359	$65,204,111	50.54%
Refinance – Debt Consolidation No Cash Out (2)	183	31,917,752	24.74
Purchase	198	31,903,954	24.73
Total:	**740**	**$129,025,817**	**100.00%**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
2. Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF GROUP II COLLATERAL

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
1	540	$91,556,219	70.96%
2	76	14,293,584	11.08
3	64	12,182,016	9.44
4	43	7,518,908	5.83
5	15	2,986,328	2.31
6	2	488,762	0.38
Total:	**740**	**$129,025,817**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Single Family Residence	552	$94,440,105	73.19%
2-4 Family	66	13,386,235	10.37
PUD	51	10,342,129	8.02
Condo	62	9,429,895	7.31
Manufactured Housing	4	424,738	0.33
Single Family Attached	2	456,975	0.35
PUD Attached	3	545,740	0.42
Total:	**740**	**$129,025,817**	**100.00%**

DESCRIPTION OF GROUP II COLLATERAL

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
0	176	$30,452,787	23.60%
12	41	8,018,072	6.21
24	357	63,040,443	48.86
36	166	27,514,516	21.32
Total:	**740**	**$129,025,817**	**100.00%**

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Remaining Principal Balance
Wholesale	740	$129,025,817	100.00%
Total:	**740**	**$129,025,817**	**100.00%**

Lender Paid Mortgage Insurance

Mortgage Insurance	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Remaining Principal Balance
No LPMI	337	$59,343,820	45.99%
LMPI	403	69,681,997	54.01
Total:	**740**	**$129,025,817**	**100.00%**

DESCRIPTION OF GROUP III COLLATERAL

Collateral Summary

Statistics for the adjustable rate mortgage loans listed below are based on the Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,300		
Aggregate Scheduled Principal Balance:	$458,973,154		
Average Scheduled Principal Balance:	$199,554		$59,410 - $749,384
Aggregate Original Principal Balance:	$459,395,428		$60,000 - $750,000
Average Original Principal Balance:	$199,737		
Fully Amortizing Mortgage Loans:	100%		
1st Lien:	100%		
Wtd. Avg. Gross Coupon:	7.649%		5.450%-13.550%
Wtd. Avg. Original Term (months):	358		180 – 360
Wtd. Avg. Remaining Term (months):	356		176 - 360
Margin :	6.451%		5.400% - 7.125%
Maximum Interest Rate :	13.726%		11.450% - 19.550%
Minimum Interest Rate :	7.726%		5.450% - 13.550%
Wtd. Avg. Original LTV:	84.16%		21.64%-95.00%
Wtd. Avg. Borrower FICO:	615		500-799
Geographic Distribution (Top 5):	CA	36.21%	
	NY	10.98%	
	FL	6.04%	
	IL	5.83%	
	NJ	5.26%	

DESCRIPTION OF GROUP III COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
2 year Fixed/Adjustable Rate	1,493	$312,056,184	67.99%
Fixed Rate	807	146,916,970	32.01
Total:	**2,300**	**$458,973,154**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,001 - 100,000	736	$57,774,688	12.58%
100,001 - 150,000	454	55,911,759	12.17
150,001 - 200,000	260	44,968,989	9.79
200,001 - 250,000	154	34,303,431	7.47
250,001 - 300,000	91	24,474,810	5.33
300,001 - 350,000	146	48,797,038	10.62
350,001 - 400,000	228	85,546,317	18.62
400,001 - 450,000	106	45,256,692	9.85
450,001 - 500,000	110	53,064,254	11.55
over 500,001	15	9,297,450	2.02
Total:	**2,300**	**$459,395,428**	**100.00%**

Scheduled Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
50,001 - 100,000	736	$57,723,238	12.58%
100,001 - 150,000	456	56,166,113	12.24
150,001 - 200,000	258	44,631,387	9.72
200,001 - 250,000	155	34,524,593	7.52
250,001 - 300,000	90	24,205,350	5.27
300,001 - 350,000	146	48,745,126	10.62
350,001 - 400,000	228	85,461,230	18.62
400,001 - 450,000	107	45,662,889	9.95
450,001 - 500,000	109	52,562,638	11.45
over 500,001	15	9,290,591	2.02
Total:	**2,300**	**$458,973,154**	**100.00%**

DESCRIPTION OF GROUP III COLLATERAL

Remaining Term

Range of Remaining Terms (Months)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
121 - 180	39	$4,346,869	0.95%
181 - 240	37	4,409,264	0.96
301 - 360	2,224	450,217,022	98.09
Total:	**2,300**	**$458,973,154**	**100.00%**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
5.001 - 5.500	4	$910,858	0.20%
5.501 - 6.000	44	15,525,216	3.38
6.001 - 6.500	162	45,807,032	9.98
6.501 - 7.000	344	96,353,709	20.99
7.001 - 7.500	299	67,533,651	14.71
7.501 - 8.000	397	80,609,002	17.56
8.001 - 8.500	352	58,411,386	12.73
8.501 - 9.000	358	52,205,472	11.37
9.001 - 9.500	190	24,696,048	5.38
9.501 - 10.000	94	10,379,544	2.26
10.001 - 10.500	28	2,779,809	0.61
10.501 - 11.000	12	1,275,384	0.28
11.001 - 11.500	4	619,424	0.13
11.501 - 12.000	8	1,055,931	0.23
12.001 - 12.500	3	720,706	0.16
13.501 - 14.000	1	89,982	0.02
Total:	**2,300**	**$458,973,154**	**100.00%**

DESCRIPTION OF GROUP III COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
5.260 - 5.500	53	$15,716,277	5.04%
5.501 - 5.750	1	371,358	0.12
6.001 - 6.250	2	433,521	0.14
6.251 - 6.500	1,430	293,972,196	94.20
6.501 - 6.750	2	411,287	0.13
7.001 - 7.250	5	1,151,545	0.37
Total:	**1,493**	**$312,056,184**	**100.00%**

Next Rate Adjustment Date

Month/Year Of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Remaining Principal Balance
9/1/04	2	$267,407	0.09%
10/1/04	2	712,949	0.23
11/1/04	11	1,809,751	0.58
12/1/04	10	1,157,813	0.37
1/1/05	11	2,769,747	0.89
2/1/05	19	3,776,528	1.21
3/1/05	484	101,164,255	32.42
4/1/05	953	199,897,734	64.06
5/1/05	1	500,000	0.16
Total:	**1,493**	**$312,056,184**	**100.00%**

DESCRIPTION OF GROUP III COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
11.001 - 11.500	2	$540,402	0.17%
11.501 - 12.000	27	9,343,705	2.99
12.001 - 12.500	84	26,744,270	8.57
12.501 - 13.000	194	61,210,933	19.62
13.001 - 13.500	180	44,777,008	14.35
13.501 - 14.000	244	55,481,965	17.78
14.001 - 14.500	247	43,758,659	14.02
14.501 - 15.000	273	40,318,507	12.92
15.001 - 15.500	141	18,326,731	5.87
15.501 - 16.000	62	6,639,960	2.13
16.001 - 16.500	19	1,894,724	0.61
16.501 - 17.000	6	789,753	0.25
17.001 - 17.500	4	619,424	0.20
17.501 - 18.000	6	799,455	0.26
18.001 - 18.500	3	720,706	0.23
19.501 - 20.000	1	89,982	0.03
Total:	1,493	$312,056,184	100.00%

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
5.001 - 5.500	2	$540,402	0.17%
5.501 - 6.000	27	9,343,705	2.99
6.001 - 6.500	84	26,744,270	8.57
6.501 - 7.000	194	61,210,933	19.62
7.001 - 7.500	180	44,777,008	14.35
7.501 - 8.000	244	55,481,965	17.78
8.001 - 8.500	247	43,758,659	14.02
8.501 - 9.000	273	40,318,507	12.92
9.001 - 9.500	141	18,326,731	5.87
9.501 - 10.000	62	6,639,960	2.13
10.001 - 10.500	19	1,894,724	0.61
10.501 - 11.000	6	789,753	0.25
11.001 - 11.500	4	619,424	0.20
11.501 - 12.000	6	799,455	0.26
12.001 - 12.500	3	720,706	0.23
over 13.001	1	89,982	0.03
Total:	1,493	$312,056,184	100.00%

DESCRIPTION OF GROUP III COLLATERAL

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
2.000	1,493	$312,056,184	100.00%
Total:	**1,493**	**$312,056,184**	**100.00%**

Periodic Cap %

Periodic Cap (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
1.000	1,493	$312,056,184	100.00%
Total:	**1,493**	**$312,056,184**	**100.00%**

DESCRIPTION OF GROUP III COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
<=30.00	4	$583,726	0.13%
30.01 - 35.00	5	430,373	0.09
35.01 - 40.00	6	912,294	0.20
40.01 - 45.00	8	1,268,840	0.28
45.01 - 50.00	14	2,284,723	0.50
50.01 - 55.00	29	4,526,168	0.99
55.01 - 60.00	48	10,083,675	2.20
60.01 - 65.00	77	14,963,110	3.26
65.01 - 70.00	103	21,881,460	4.77
70.01 - 75.00	165	32,146,327	7.00
75.01 - 80.00	320	60,406,471	13.16
80.01 - 85.00	310	60,736,247	13.23
85.01 - 90.00	720	139,633,723	30.42
90.01 - 95.00	491	109,116,016	23.77
Total:	**2,300**	**$458,973,154**	**100.00%**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
500 – 519	96	$14,348,648	3.13%
520 – 539	102	16,470,138	3.59
540 – 559	229	36,523,930	7.96
560 – 579	272	46,957,313	10.23
580 – 599	289	54,912,457	11.96
600 – 619	381	78,310,663	17.06
620 – 639	345	77,699,869	16.93
640 – 659	236	50,179,487	10.93
660 – 679	151	33,428,228	7.28
680 – 699	89	23,114,398	5.04
700 – 719	61	14,652,880	3.19
720 – 739	21	5,343,717	1.16
740 – 759	15	3,942,641	0.86
760 – 779	10	2,856,003	0.62
780 – 799	3	232,782	0.05
Total:	**2,300**	**$458,973,154**	**100.00%**

DESCRIPTION OF GROUP III COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Alabama	32	$3,826,272	0.83%
Alaska	1	65,557	0.01
Arizona	138	15,789,928	3.44
Arkansas	5	411,177	0.09
California	549	166,174,539	36.21
Colorado	37	7,445,886	1.62
Connecticut	31	5,682,380	1.24
Florida	197	27,744,037	6.04
Hawaii	8	2,039,278	0.44
Idaho	8	1,492,469	0.33
Illinois	136	26,743,438	5.83
Indiana	52	5,111,767	1.11
Iowa	11	1,168,328	0.25
Kansas	5	819,180	0.18
Kentucky	11	898,701	0.20
Louisiana	8	1,300,801	0.28
Maine	4	501,810	0.11
Maryland	35	7,275,040	1.59
Massachusetts	56	15,448,469	3.37
Michigan	96	12,037,139	2.62
Minnesota	55	9,519,240	2.07
Mississippi	12	1,247,833	0.27
Missouri	41	4,257,445	0.93
Montana	1	188,182	0.04
Nebraska	3	262,862	0.06
Nevada	33	5,433,570	1.18
New Hampshire	9	1,521,777	0.33
New Jersey	109	24,159,879	5.26
New Mexico	14	1,978,173	0.43
New York	162	50,375,231	10.98
Ohio	159	14,733,387	3.21
Oklahoma	6	652,858	0.14
Oregon	13	2,230,337	0.49
Pennsylvania	35	5,151,400	1.12
Rhode Island	5	711,688	0.16
South Carolina	22	2,624,782	0.57
Tennessee	36	4,868,511	1.06
Texas	85	12,548,337	2.73
Utah	22	4,484,026	0.98
Washington	37	7,851,644	1.71
Wisconsin	20	2,106,243	0.46
Wyoming	1	89,553	0.02
Total:	**2,300**	**$458,973,154**	**100.00%**

DESCRIPTION OF GROUP III COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Primary Occupancy	2,066	$429,412,391	93.56%
Non-Owner Occupied	217	27,122,549	5.91
Second Home	17	2,438,214	0.53
Total:	**2,300**	**$458,973,154**	**100.00%**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Full Documentation	1,562	$302,688,740	65.95%
Stated Documentation	678	141,001,478	30.72
Limited Documentation	60	15,282,936	3.33
Total:	**2,300**	**$458,973,154**	**100.00%**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Refinance – Debt Consolidation Cash Out (1)	1,152	$230,845,542	50.30%
Refinance – Debt Consolidation No Cash Out (2)	601	127,295,333	27.73
Purchase	547	100,832,279	21.97
Total:	**2,300**	**$458,973,154**	**100.00%**

(3) Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(4) Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF GROUP III COLLATERAL

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
1	1,621	$322,720,725	70.31%
2	240	48,893,245	10.65
3	211	43,306,127	9.44
4	134	27,374,225	5.96
5	73	13,087,118	2.85
6	21	3,591,713	0.78
Total:	**2,300**	**$458,973,154**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Single Family Residence	1,875	$373,785,834	81.44%
PUD	101	25,108,756	5.47
2-4 Family	186	35,499,885	7.73
Condo	110	20,490,492	4.46
Manufactured Housing	17	1,714,834	0.37
PUD Attached	8	1,713,785	0.37
Single Family Attached	3	659,567	0.14
Total	**2,300**	**$458,973,154**	**100.00%**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
0	500	$104,355,640	22.74%
12	130	34,093,854	7.43
24	1,150	219,499,595	47.82
30	1	345,755	0.08
36	519	100,678,309	21.94
Total:	**2,300**	**$458,973,154**	**100.00%**

DESCRIPTION OF GROUP III COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
Wholesale	2,300	$458,973,154	100.00%
Total:	**2,300**	**$458,973,154**	**100.00%**

Lender Paid Mortgage Insurance

Mortgage Insurance	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	% of Aggregate Scheduled Principal Balance
No LPMI	1,100	$209,492,419	45.64%
LMPI	1,200	249,480,735	54.36
Total:	**2,300**	**$458,973,154**	**100.00%**



BOND SUMMARY (to Maturity)

Class A-3

FRM	50% PPC	75% PPC	**100% PPC**	125% PPC	150% PPC
ARM	14% CPR	21% CPR	**27% CPR**	33% CPR	40% CPR
Average Life (yrs.)	5.63	3.89	**2.97**	2.34	1.81
Duration	5.06	3.59	**2.79**	2.22	1.74
First Principal Payment Date	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment Date	6/25/30	1/25/25	**5/25/20**	1/25/17	6/25/14
Payment Windows (mos.)	325	260	**204**	164	133

Class A-4

FRM	50% PPC	75% PPC	**100% PPC**	125% PPC	150% PPC
ARM	14% CPR	21% CPR	**27% CPR**	33% CPR	40% CPR
Average Life (yrs.)	5.64	3.89	**2.97**	2.34	1.81
Duration	5.13	3.63	**2.81**	2.23	1.75
First Principal Payment Date	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment Date	6/25/30	1/25/25	**6/25/20**	1/25/17	6/25/14
Payment Windows (mos.)	325	260	**205**	164	133

Class M-1

FRM	50% PPC	75% PPC	**100% PPC**	125% PPC	150% PPC
ARM	14% CPR	21% CPR	**27% CPR**	33% CPR	40% CPR
Average Life (yrs.)	10.41	7.15	**5.60**	4.83	4.58
Duration	9.06	6.46	**5.16**	4.51	4.31
First Principal Payment Date	12/25/07	6/25/06	**8/25/06**	10/25/06	1/25/07
Last Principal Payment Date	12/25/26	10/25/20	**10/25/16**	2/25/14	1/25/12
Payment Windows (mos.)	229	173	**123**	89	61

Class M-2

FRM	50% PPC	75% PPC	**100% PPC**	125% PPC	150% PPC
ARM	14% CPR	21% CPR	**27% CPR**	33% CPR	40% CPR
Average Life (yrs.)	10.29	7.04	**5.48**	4.63	4.16
Duration	8.45	6.10	**4.89**	4.21	3.83
First Principal Payment Date	12/25/07	6/25/06	**7/25/06**	8/25/06	9/25/06
Last Principal Payment Date	11/25/24	10/25/18	**4/25/15**	11/25/12	12/25/10
Payment Windows (mos.)	204	149	**106**	76	52

Class M-3

FRM	50% PPC	75% PPC	**100% PPC**	125% PPC	150% PPC
ARM	14% CPR	21% CPR	**27% CPR**	33% CPR	40% CPR
Average Life (yrs.)	9.94	6.77	**5.24**	4.39	3.87
Duration	7.39	5.46	**4.42**	3.81	3.41
First Principal Payment Date	12/25/07	6/25/06	**6/25/06**	6/25/06	7/25/06
Last Principal Payment Date	10/25/21	4/25/16	**3/25/13**	3/25/11	9/25/09
Payment Windows (mos.)	167	119	**82**	58	39

BOND SUMMARY (to Optional Termination Date)

Class A-3

FRM	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
ARM	14% CPR	21% CPR	27% CPR	33% CPR	40% CPR
Average Life (yrs.)	5.24	3.57	2.72	2.14	1.66
Duration	4.78	3.34	2.58	2.05	1.60
First Principal Payment Date	6/25/03	6/25/03	6/25/03	6/25/03	6/25/03
Last Principal Payment Date	10/25/17	3/25/13	11/25/10	5/25/09	3/25/08
Payment Windows (mos.)	173	118	90	72	58

Class A-4

FRM	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
ARM	14% CPR	21% CPR	27% CPR	33% CPR	40% CPR
Average Life (yrs.)	5.25	3.57	2.72	2.14	1.66
Duration	4.84	3.37	2.60	2.06	1.61
First Principal Payment Date	6/25/03	6/25/03	6/25/03	6/25/03	6/25/03
Last Principal Payment Date	10/25/17	3/25/13	11/25/10	5/25/09	3/25/08
Payment Windows (mos.)	173	118	90	72	58

Class M-1

FRM	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
ARM	14% CPR	21% CPR	27% CPR	33% CPR	40% CPR
Average Life (yrs.)	9.58	6.50	5.08	4.43	4.26
Duration	8.48	5.95	4.74	4.17	4.03
First Principal Payment Date	12/25/07	6/25/06	8/25/06	10/25/06	1/25/07
Last Principal Payment Date	10/25/17	3/25/13	11/25/10	5/25/09	3/25/08
Payment Windows (mos.)	119	82	52	32	15

Class M-2

FRM	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
ARM	14% CPR	21% CPR	27% CPR	33% CPR	40% CPR
Average Life (yrs.)	9.58	6.50	5.05	4.30	3.90
Duration	8.02	5.72	4.57	3.94	3.61
First Principal Payment Date	12/25/07	6/25/06	7/25/06	8/25/06	9/25/06
Last Principal Payment Date	10/25/17	3/25/13	11/25/10	5/25/09	3/25/08
Payment Windows (mos.)	119	82	53	34	19

Class M-3

FRM	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
ARM	14% CPR	21% CPR	27% CPR	33% CPR	40% CPR
Average Life (yrs.)	9.58	6.50	5.03	4.23	3.75
Duration	7.22	5.30	4.28	3.69	3.32
First Principal Payment Date	12/25/07	6/25/06	6/25/06	6/25/06	7/25/06
Last Principal Payment Date	10/25/17	3/25/13	11/25/10	5/25/09	3/25/08
Payment Windows (mos.)	119	82	54	36	21

Net WAC Cap for Class A-2 and Class A-3

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	Period	NWC (1) (%)	NWC (2) (%)	NWC (2) (%)
1	4.62	4.62	9.58	31	6.55	8.36	9.58	61	6.34	9.77	9.77
2	6.46	6.46	9.58	32	6.34	8.09	9.58	62	6.55	10.09	10.09
3	6.26	6.26	9.58	33	6.34	8.08	9.58	63	6.34	9.76	9.76
4	6.26	6.26	9.58	34	7.02	8.95	9.58	64	6.34	9.76	9.76
5	6.46	6.46	9.58	35	6.34	8.08	9.58	65	6.55	10.08	10.08
6	6.26	6.26	9.58	36	6.55	8.97	9.58	66	6.34	9.75	9.75
7	6.47	6.47	9.58	37	6.34	8.68	8.68	67	6.55	10.07	10.07
8	6.26	6.26	9.58	38	6.55	8.96	8.96	68	6.34	9.74	9.74
9	6.26	6.26	9.58	39	6.34	8.67	8.67	69	6.34	9.73	9.73
10	6.69	6.69	9.58	40	6.34	8.67	8.67	70	7.02	10.77	10.77
11	6.26	6.26	9.58	41	6.55	8.95	8.95	71	6.34	9.72	9.72
12	6.47	6.47	9.58	42	6.34	9.26	9.26	72	6.55	10.04	10.04
13	6.26	6.26	9.58	43	6.55	9.57	9.57	73	6.34	9.71	9.71
14	6.47	6.47	9.58	44	6.34	9.25	9.25	74	6.55	10.03	10.03
15	6.26	6.26	9.58	45	6.34	9.25	9.25	75	6.34	9.70	9.70
16	6.26	6.26	9.58	46	7.02	10.24	10.24	76	6.34	9.70	9.70
17	6.47	6.47	9.58	47	6.34	9.24	9.24	77	6.55	10.02	10.02
18	6.26	6.26	9.58	48	6.55	10.16	10.16	78	6.34	9.69	9.69
19	6.47	6.47	9.58	49	6.34	9.83	9.83	79	6.55	10.01	10.01
20	6.26	6.26	9.58	50	6.55	10.15	10.15	80	6.34	9.68	9.68
21	6.26	6.26	9.58	51	6.34	9.82	9.82	81	6.34	9.68	9.68
22	6.93	6.93	9.58	52	6.34	9.81	9.81	82	7.02	10.71	10.71
23	6.26	6.26	9.58	53	6.55	10.14	10.14	83	6.34	9.67	9.67
24	6.55	7.74	9.58	54	6.34	9.80	9.80	84	6.55	9.98	9.98
25	6.34	7.49	9.58	55	6.55	10.13	10.13	85	6.34	9.66	9.66
26	6.55	7.74	9.58	56	6.34	9.79	9.79	86	6.55	9.97	9.97
27	6.34	7.49	9.58	57	6.34	9.79	9.79	87	6.34	9.65	9.65
28	6.34	7.49	9.58	58	6.77	10.46	10.46	88	6.34	9.64	9.64
29	6.55	7.73	9.58	59	6.34	9.78	9.78	89	6.55	9.96	9.96
30	6.34	8.09	9.58	60	6.55	10.10	10.10	90	6.34	9.63	9.63

(1) Assumes 6 month LIBOR stays at 1.25% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6 month LIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 6 month and 1 month LIBOR increases instantaneously to 20.00% and payments are received from the applicable Yield Maintenance Agreement(s).

Net WAC Cap for Class A-4

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	Period	NWC (1) (%)	NWC (2) (%)	NWC (2) (%)
1	4.62	4.62	9.60	31	6.48	8.34	9.60	61	6.27	9.74	9.74
2	6.46	6.46	9.60	32	6.27	8.07	9.60	62	6.47	10.06	10.06
3	6.25	6.25	9.60	33	6.27	8.06	9.60	63	6.27	9.73	9.73
4	6.25	6.25	9.60	34	6.95	8.92	9.60	64	6.26	9.72	9.72
5	6.46	6.46	9.60	35	6.27	8.06	9.60	65	6.47	10.04	10.04
6	6.25	6.25	9.60	36	6.48	8.95	9.60	66	6.26	9.71	9.71
7	6.46	6.46	9.60	37	6.27	8.66	8.66	67	6.47	10.03	10.03
8	6.25	6.25	9.60	38	6.48	8.94	8.94	68	6.26	9.70	9.70
9	6.25	6.25	9.60	39	6.27	8.65	8.65	69	6.26	9.70	9.70
10	6.68	6.68	9.60	40	6.27	8.65	8.65	70	6.93	10.73	10.73
11	6.25	6.25	9.60	41	6.48	8.93	8.93	71	6.26	9.69	9.69
12	6.45	6.45	9.60	42	6.27	9.24	9.24	72	6.47	10.00	10.00
13	6.25	6.25	9.60	43	6.48	9.54	9.54	73	6.26	9.68	9.68
14	6.45	6.45	9.60	44	6.27	9.23	9.23	74	6.47	9.99	9.99
15	6.25	6.25	9.60	45	6.27	9.22	9.22	75	6.26	9.67	9.67
16	6.25	6.25	9.60	46	6.94	10.21	10.21	76	6.26	9.66	9.66
17	6.45	6.45	9.60	47	6.27	9.22	9.22	77	6.47	9.98	9.98
18	6.24	6.24	9.60	48	6.48	10.13	10.13	78	6.26	9.65	9.65
19	6.45	6.45	9.60	49	6.27	9.80	9.80	79	6.47	9.97	9.97
20	6.24	6.24	9.60	50	6.48	10.12	10.12	80	6.26	9.64	9.64
21	6.24	6.24	9.60	51	6.27	9.79	9.79	81	6.26	9.64	9.64
22	6.91	6.91	9.60	52	6.27	9.78	9.78	82	6.93	10.66	10.66
23	6.24	6.24	9.60	53	6.48	10.11	10.11	83	6.26	9.63	9.63
24	6.49	7.72	9.60	54	6.27	9.77	9.77	84	6.47	9.94	9.94
25	6.28	7.47	9.60	55	6.48	10.10	10.10	85	6.26	9.62	9.62
26	6.49	7.72	9.60	56	6.27	9.76	9.76	86	6.47	9.93	9.93
27	6.28	7.47	9.60	57	6.27	9.76	9.76	87	6.26	9.61	9.61
28	6.28	7.47	9.60	58	6.70	10.43	10.43	88	6.26	9.60	9.60
29	6.48	7.71	9.60	59	6.27	9.75	9.75	89	6.47	9.92	9.92
30	6.27	8.07	9.60	60	6.47	10.07	10.07	90	6.26	9.59	9.59

(1) Assumes 6 month LIBOR stays at 1.25% and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 6 month LIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes 6 month and 1 month LIBOR increases instantaneously to 20.00% and payments are received from the applicable Yield Maintenance Agreement(s).

Net WAC Cap for the Mezzanine Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	Period	NWC (1) (%)	NWC (2) (%)	NWC (2) (%)
1	4.62	4.62	7.54	31	6.48	8.56	9.31	61	6.26	10.19	10.19
2	6.46	6.46	8.31	32	6.27	8.28	9.19	62	6.47	10.53	10.53
3	6.25	6.25	8.22	33	6.27	8.28	9.20	63	6.26	10.18	10.18
4	6.25	6.25	8.22	34	6.94	9.17	9.57	64	6.26	10.18	10.18
5	6.46	6.46	8.31	35	6.27	8.34	9.25	65	6.47	10.51	10.51
6	6.25	6.25	8.23	36	6.48	9.25	9.64	66	6.26	10.17	10.17
7	6.45	6.45	8.31	37	6.27	8.95	8.95	67	6.47	10.50	10.50
8	6.25	6.25	8.23	38	6.48	9.25	9.25	68	6.26	10.16	10.16
9	6.24	6.24	8.23	39	6.27	8.94	8.94	69	6.26	10.16	10.16
10	6.67	6.67	8.40	40	6.27	8.94	8.94	70	6.93	11.24	11.24
11	6.24	6.24	8.23	41	6.48	9.30	9.30	71	6.26	10.15	10.15
12	6.45	6.45	8.32	42	6.27	9.61	9.61	72	6.47	10.48	10.48
13	6.24	6.24	8.23	43	6.48	9.92	9.92	73	6.26	10.14	10.14
14	6.45	6.45	8.32	44	6.27	9.60	9.60	74	6.47	10.47	10.47
15	6.24	6.24	8.23	45	6.27	9.60	9.60	75	6.26	10.13	10.13
16	6.24	6.24	8.23	46	6.94	10.62	10.62	76	6.26	10.12	10.12
17	6.45	6.45	8.32	47	6.27	9.65	9.65	77	6.46	10.46	10.46
18	6.24	6.24	8.24	48	6.48	10.60	10.60	78	6.26	10.11	10.11
19	6.45	6.45	8.32	49	6.27	10.25	10.25	79	6.46	10.45	10.45
20	6.24	6.24	8.24	50	6.47	10.59	10.59	80	6.25	10.10	10.10
21	6.24	6.24	8.24	51	6.27	10.24	10.24	81	6.25	10.10	10.10
22	6.91	6.91	8.51	52	6.27	10.24	10.24	82	6.92	11.18	11.18
23	6.24	6.36	8.36	53	6.47	10.57	10.57	83	6.25	10.09	10.09
24	6.48	7.87	8.99	54	6.26	10.23	10.23	84	6.46	10.42	10.42
25	6.27	7.62	8.88	55	6.47	10.56	10.56	85	6.25	10.08	10.08
26	6.48	7.87	8.98	56	6.26	10.22	10.22	86	6.46	10.41	10.41
27	6.27	7.61	8.88	57	6.26	10.21	10.21	87	6.25	10.07	10.07
28	6.27	7.61	8.88	58	6.69	10.91	10.91	88	6.25	10.07	10.07
29	6.48	7.92	9.05	59	6.26	10.20	10.20	89	6.46	10.40	10.40
30	6.27	8.29	9.20	60	6.47	10.54	10.54	90	6.25	10.06	10.06

(1) Assumes 6 month LIBOR stays at 1.25% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6 month LIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 6 month and 1 month LIBOR increases instantaneously to 20.00% and payments are received from the applicable Yield Maintenance Agreement(s).